EXHIBIT 10.5

March 22, 2011

Nils H. Okeson

Via Hand Delivery

Dear Nils:

Re: Retention Bonus

Wendy's/Arby's Group, Inc. (“WAG” or the “Company”) is reviewing strategic alternatives for the Arby's brand, including a possible sale. If Arby's is sold, the new Company headquarters would be based in Ohio. In that case, your position would be required to move to Ohio. This would be a “triggering event” as defined in the December 18, 2008 letter agreement between you and WAG. You have indicated that you would not consent to a move to Ohio and would instead terminate employment as a result of the “triggering event” at the appropriate time. In order to mitigate issues regarding the transfer of your responsibilities and to facilitate an orderly transition, the Company would like you to agree to a job end date, which would be six months after the closing of the sale of Arby's. The job end date may be changed, but only with the written consent of both you and the Company.

In exchange for your commitment to continue with the Company for six months past the closing of a sale of Arby's, the Company is hereby awarding you a retention bonus of $500,000, subject to the terms and conditions hereinafter set forth. This bonus will be paid in two parts. One third (33.3%) of the total bonus amount will be paid within seven (7) days after the closing of the sale of Arby's. Two thirds (66.7%) of the bonus will be paid six months after the closing of the sale of Arby's, as provided in this agreement. If you voluntarily leave your employment with WAG or are terminated with “cause,” as that term is defined in the December 18, 2008 letter agreement between you and WAG, prior to the job end date, you will not receive any further retention bonus payments otherwise payable under this agreement. If Arby's is sold and your employment is involuntarily terminated without cause before either of the payment dates, you will receive the remaining retention bonus payments within seven (7) days after such event. If Arby's is sold and in the event of your death or total and permanent disability before either of the payment dates, you will receive a prorated portion of your retention bonus upon such an event. The prorated amount will be computed by multiplying $500,000 by a fraction, the numerator of which is the number of days you have worked from the date of this agreement to the date of the event, and the denominator of which is the number of days from the date of this agreement to the date that is six months after the closing of a sale of Arby's (but such fraction shall in no event be greater than one).

If Arby's is sold and you remain employed through your job end date, or you are terminated without cause prior to that date, you will receive the compensation described in Section 2 - “Termination Without Cause due to a Triggering Event” of the December 18, 2008 letter agreement. The retention bonus described above shall not be used to calculate or offset any of the payments due under the December 18, 2008 letter agreement, nor will it be taken into account in determining the amount of any other Company-provided benefit.

If Arby's is sold and you remain employed through your job end date, or you are terminated without cause prior to that date, any currently outstanding stock options or time-based restricted stock awards will vest on your last day worked. You will have eighteen (18) months from your last day worked (but in no event longer than the end of the full option term) to exercise your vested stock options.

A “sale of Arby's” means the sale of a greater than 75% interest in Arby's, either through a stock sale or an asset sale, to an unrelated third party, provided that the Company ceases to have a controlling interest in the Arby's business in connection with such sale. If the Company decides not to sell Arby's, or if the Arby's sale does not occur before June 30, 2012, then this letter agreement will become null and void, and neither you nor the Company will have any further rights or obligations under this agreement.

The payment of the second installment of the retention bonus (or if the retention bonus is being paid in one installment, the payment of the entire retention bonus), except upon your death or permanent disability, is conditioned upon and subject to your execution of a release in substantially the form set forth in Exhibit 1 to the December 18, 2008 letter agreement which release has become effective and non-revocable in accordance with its terms; provided, however, that in addition to the proviso to the first sentence of such release, nothing in such release shall release the Company from any of its obligations to you under this agreement (the “Release”). You acknowledge that the signed release is required to be provided to Wendy's/Arby's not later than fifty-two (52) days following your termination of employment. The payment conditioned upon such release will be made no later than five (5) business days after such release has become effective and non-revocable.

This letter agreement may only be modified, amended, suspended or terminated by a written instrument executed by both parties. This agreement does not modify your December 18, 2008 agreement. All terms of the December 18, 2008 agreement remain unchanged. In addition, in order to effectuate the intent of this agreement, neither party will give notice of non-renewal of the December 18, 2008 letter agreement during the term of this agreement. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. This agreement shall not constitute a guarantee of continued employment.

Sincerely,

/s/ Roland Smith

Roland Smith
President and Chief Executive Officer
Wendy's/Arby's Group, Inc.

Acknowledged and agreed to:	Date:

/s/ Nils H. Okeson	March 28, 2011
Nils H. Okeson
Please maintain a copy for your records